EXHIBIT 99.2

Ruanyun Edai Technology Enters MOU with City University Malaysia to Advance Global Education Strategy and Planned Transition to Formind Group

Framework supports Ruanyun’s expansion into global educational support services and its strategic target of deriving 60% of revenue from international markets by 2027

NANCHANG, China, April 14, 2026 — Ruanyun Edai Technology Inc. (NASDAQ: RYET) (the “Company” or “Ruanyun”), an AI-driven education technology company focused on intelligent content recognition, automated assessment and next-generation learning systems, today announced that it has entered into a Memorandum of Understanding (“MOU”) with City University Malaysia to explore collaborative opportunities in cross-border education and talent development.

Following reciprocal visits between the two organizations in early 2026, the MOU establishes a preliminary framework to evaluate joint initiatives. Core areas of potential collaboration include joint degree pathways, language training and test center operations, corporate training, and integrated industry-education talent cultivation.

The Company believes the MOU aligns with Ruanyun’s strategic objective to expand its international footprint, diversify operations, and advance its planned corporate transition to the Formind Group. The Company also views initiatives of this nature as part of a broader expansion into educational support services, including helping bridge educational institutions and cross-border student support services in international markets.

The Company believes that the long-term opportunity extends beyond traditional education delivery and includes the development of a more connected platform that supports institutions, students, language readiness, training, employability, and cross-border educational progression. In that context, the Company believes frameworks such as this may help support the development of a broader global education support ecosystem over time.

Furthermore, this partnership supports the Company’s previously stated objective of generating approximately 60% of its total revenue from global markets by the end of 2027..

“This MOU reflects our continued efforts to broaden Ruanyun’s international relationships as we advance our planned transition toward Formind Group,” said Maggie Fu, Chief Executive Officer of Ruanyun Edai Technology Inc. “We see Malaysia as an important market within the broader Southeast Asian education landscape, and this framework creates an opportunity to explore practical areas of cooperation with an established university partner. Over time, we believe initiatives of this nature can support our goal of building a more internationally diversified business, increasing the proportion of revenue generated from global markets, and expanding our role in the broader ecosystem of educational support and student-facing services.”

The announcement follows the Company’s recent international expansion initiatives, including the establishment of its Saudi regional headquarters, as well as its recently announced $1.73 million strategic financing, which the Company said would support global expansion initiatives and the continued development of its broader international platform.

The Company noted that the MOU is intended to serve as a preliminary framework for cooperation only. Specific projects, implementation terms, financial arrangements, operational responsibilities, intellectual property matters, regulatory approvals, and other binding rights and obligations, if any, will be subject to further discussion and the execution of definitive agreements between the parties.

Ruanyun believes that institutional relationships of this nature may contribute to its longer-term objective of building a more international and diversified education platform under the planned Formind Group identity.

About Ruanyun Edai Technology Inc.

Ruanyun Edai Technology Inc. (NASDAQ: RYET) is an AI-driven technology company focused on intelligent content recognition, automated assessment and next-generation learning systems. The Company is committed to delivering scalable, efficient and intelligent technology solutions globally. Subject to shareholder approval and completion of applicable processes, the Company plans to transition to the Formind Group name as part of its broader global strategy. For more information, please visit: ruanyun.net.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. federal securities laws. These statements include, without limitation, statements regarding the Company’s planned transition to Formind Group, its international expansion strategy, its target of increasing the proportion of revenue derived from global markets over time, the potential significance of the MOU with City University Malaysia, the possibility of future cooperation in the areas described above, the Company’s broader expansion into educational support services, and the intended use and anticipated benefits of the Company’s recent strategic financing. These forward-looking statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied, including, without limitation, the parties’ ability to identify viable projects, negotiate and enter into definitive agreements, obtain any required approvals, implement contemplated initiatives on acceptable terms or at all, and the Company’s ability to execute its broader strategy. Additional risks are described in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to update any forward-looking statements, except as required by law.

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